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Davis Polk & Wardwell LLP
                           86 10 8567 5000 tel
2201 China World Office 2
                           86 10 8567 5123 fax
1 Jian Guo Men Wai Avenue                                      1
Chaoyang District                                              22201
Beijing 100004

August 14, 2019

Re:     36Kr Holdings Inc. (CIK No. 0001779476)
        Responses to the Staff's Comments on the Draft Registration Statement on Form F-1
        Confidentially Submitted on June 28, 2019

Confidential

Ms. Amanda Kim
Mr. Craig Wilson
Mr. Matthew Crispino
Ms. Barbara C. Jacobs
Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Ms. Amanda Kim, Mr. Craig Wilson, Mr. Matthew Crispino and Ms. Barbara C.
Jacobs:

On behalf of our client, 36Kr Holdings Inc., an exempted company incorporated under the laws of the Cayman Islands (the "Company"), we submit to the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") this letter setting forth the Company's responses to the comments contained in the Staff's letter dated July 25, 2019 on the Company's draft registration statement on Form F-1 confidentially submitted on June 28, 2019 (the
"Draft Registration Statement"). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the "Revised Draft Registration Statement") and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the "Staff") for your prompt response to the Company's request for comments.




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To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to all of the Staff's comments by revising the draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the draft Registration Statement, or by providing supplemental information as requested. The Staff's comments are repeated below in bold, followed by the Company's response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft Registration Statement where the language addressing a particular comment appears.

In addition to revising the disclosure in response to the Staff's comments, the Company has also included other information and data to reflect recent developments.

Subject to the market conditions and the Staff's comments, the Company plans to make the first public filing of the Registration Statement with the Commission in September 2019 and to request that the Staff declare the effectiveness of the Registration Statement in October 2019. The Company would greatly appreciate the Staff's continued assistance and support in meeting the timetable.

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    *         *

Our Business, page 1

    1. You state that as of December 31, 2018, you provided business services to 23 of the Global Fortune 100 companies and 59 of the Top 100 New
         Economy companies in China. To provide context for these claims, please disclose the percentages of your 2018 revenue that you derived from these customer bases

         The Company respectfully advises the Staff that it purports to illustrate its diverse and sophisticated customer base by disclosing that certain of its customers are Global Fortune 100 companies and Top 100 New Economy companies in China. The Company does not intend to emphasize revenue contribution of these customers, and none of these customers individually contributed significantly to the Company's revenue in 2018. As such, the
         Company does not consider necessary to disclose percentages of its 2018 revenue derived from these customers.

Our Challenges, page 3

    2. Please revise to note that you do not possess certain operating licenses required by the PRC government and that this may expose you to administrative sanctions.

         In response to the Staff's comment, the Company has revised its disclosure on page 5 of the Revised Draft Registration Statement.



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         The Company further advises the Staff that it plans to apply for the Internet news information license and the Internet publishing license from the relevant regulatory authorities through its VIE when it is feasible to do so.

Our History and Corporate Structure, page 4

    3. You state in this section that you expect existing shareholders of Beijing Duoke to become the shareholders of 36Kr Holdings Inc. under a shareholding structure that substantially mirrors Beijing Duoke's current shareholding structure. Please disclose the percentage of 36Kr's ordinary shares that you expect will be held by existing shareholders of Beijing Duoke and the percentage to be held by new investors following the offering.

         In response to the Staff's comment, the Company has revised its disclosure on pages 5 and 71 of the Revised Draft Registration Statement. The
         Company respectfully advises the Staff that the size of the proposed offering has not been finalized yet. The Company will further revise the Revised
         Draft Registration Statement to disclose the percentage of its ordinary shares that it expects will be held by existing shareholders of Beijing Duoke and the percentage to be held by new investors following the offering when available.

Conventions Which Apply to this Prospectus, page 7

    4. Your statements that third party data has not been independently verified and that it may not be consistent with other information compiled in or outside China may imply an inappropriate disclaimer of responsibility with respect to the third party information. Please revise.

         In response to the Staff's comment, the Company has revised its disclosure on page 8 of the Revised Draft Registration Statement.

Use of Proceeds, page 60

    5. After you have determined the approximate net proceeds you anticipate receiving in this offering, please revise this section to state the approximate percentages you intend to use for each purpose listed. Refer to Items 4.a. of Form F-1 and 3.C.1 of Form 20-F.

         In response to the Staff's comment, the Company has revised its disclosure on page 62 of the Revised Draft Registration Statement.


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Management's Discussion and Analysis of Financial Condition and Results of Operations Key Operating Data, page 76

    6. You disclose that you generate your online advertising service revenue through the Cost Per Day and cost-per-advertisement models. Please tell us how your average monthly page views correlates to and provides an understanding of these two types of advertising revenues. Please also tell us how the page views are tabulated between your self-operated platforms and third party platforms.

         The Company respectfully advises that its average monthly page views positively correlates to its online advertising services revenue. As the
         Company's average monthly page views increased significantly from
121.6 million in 2017 to 196.2 million in 2018, its online advertising services revenue increased by 135.0% from RMB74.0 million in 2017 to RMB173.8 million (US$25.3 million) in 2018. The Company believes that, increase in page views indicates that more users are accessing, or users are accessing more frequently, the content offered by the Company, which enhances the Company's brand awareness and influence in the New Economy market. The Company leverages such brand awareness and influence to attract online advertising services customers and enhance pricing power, which together lead to the growth of its advertising revenue.

         However, as the Company has adopted fixed rate pricing models under which customers pay fixed fees for advertising services irrespective of views, clicks or other performance measures, each additional page view does not directly result in a corresponding increase in advertising revenue. As disclosed on page 86 of the Revised Draft Registration Statement, under the cost-per-day model, customers pay a fixed fee per each day's advertisement display, and under the cost-per-advertisement model, customers pay a fixed fee per each advertisement posted on the Company's platform.

         In response to the Staff's comments, the following table presents a breakdown of the Company's average monthly page views by platforms for the twelve-month periods ended the dates indicated:


               For the twelve-month period ended
                                                                  March
    June 30,             September 30,        December 31,     March 31,
                                                                 31, 2018
     2018                     2018                2018           2019

                          (in millions)
         Self-operated platforms                                        12.0
           13.5                   15.0                 17.5            18.0
         Major third-party platforms(1)                                108.9
          113.5                  130.6                178.7           207.4
         Total                                                         120.9
          127.0                  145.6                196.2           225.4


         Notes:

         (1) Major third-party platforms include Weibo, Weixin/WeChat, Toutiao and Zhihu.


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Our ability to further diversify our monetization channels and enhance our monetization capabilities, page 77

    7. You indicate that your financial condition and results of operations depend, in part, on your ability to convert your users to subscribers.
         Please tell us what consideration you have given to disclosing your number of users and the percentage of users that are subscribers for each period presented.

         The Company respectfully advises that while it plans to focus on expanding subscription services, it currently accounts for only a small portion of the
         Company's revenue. Subscription services revenue represented 8.4% and 10.6% of the Company's total revenues in 2018 and for the three months ended March 31, 2019, respectively. With significant growth of user base, the Company expects to convert more users into subscribers.

         The Company respectfully advises that it is unable to provide the total number of users or the percentage of users that are subscribers for each period presented. As disclosed on page 114 of the Revised Draft Registration Statement, the Company distributes content not only through self-operated platforms, but also through major third-party platforms. While the Company is able to calculate the number of users on its self-operated platforms, it is unable to obtain user data from third-party platforms. Instead, the Company uses average monthly page views to measure traffic generated by its content across both self-operated and third-party platforms.

Liquidity and Capital Resources, page 90

    8. You disclose that as of December 31, 2018, you had RMB49.0 million (US$7.1 million) in cash and cash equivalents and a significant portion of your cash and cash equivalents is held by your VIE and its subsidiaries. Please disclose the material amounts of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose material amounts of cash held by VIEs separately from the amount of cash held by other entities.

         In response to the Staff's comment, the Company has revised its disclosure on page 97 of the Revised Draft Registration Statement.

Business, page 100

    9. You indicate in Note 4 to your Consolidated Financial Statements that one customer accounted for 19% of your revenue in 2018. Please identify this customer and disclose the material terms of your agreements with it. Refer to Item 4.a of Form F-1 and Items 4.B.6 and 10.C of
         Form 20-F. Also, tell us what consideration you have given to filing your agreements with this customer.

         In response to the Staff's comment, the Company has revised its disclosure on pages 28 and 116 of the Revised Draft Registration Statement.

         The Company respectfully advises the Staff that this customer is a third-party advertising agency in China. Consistent with market practice in China's online advertising industry, the Company entered into a framework agreement with the advertising agency. Through its arrangement with such advertising agency, the Company provided online advertising services to 10 and 45 companies in 2017 and 2018, respectively, who are the end customers of our online advertising services. The Company does not consider it necessary to file its agreement with the advertising agency for the following reasons. First, the agreement was made in the ordinary course of the Company's business. Second, the Company has developed stable relationship with its end customers and does not rely on any particular advertising agency. The Company's end customers generally engage multiple advertising agencies in line with market practice in China, and the Company may easily switch to other advertising agencies engaged by its end customers.


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Distribution Channels, page 108

    10. Please disclose the material terms of your agreements with the third party platforms that distribute your content. Refer to Items 4.a of
        Form F-1 and 10.C of Form 20-F.

        In response to the Staff's comment, the Company has revised its disclosure on page 115 of the Revised Draft Registration Statement.

Management

Compensation of Directors and Executive Officers, page 137

    11. Please clarify, if true, that 2018 compensation was paid to the executive officers of Beijing Duoke, not those of 36Kr Holdings Inc.

        In response to the Staff's comment, the Company has revised its disclosure on page 145 of the Revised Draft Registration Statement.

Index to the Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

    12. You present a line item in the Statements of Cash Flows that refers to Funding from Shareholders. Please describe to us and disclose the terms and provisions of such funding agreements. Revise your discussion of Liquidity and Capital Resources to address disclosure requirements under Item 5.B.1 and 2 of Form 20-F related to this funding source. In addition, tell us how your financial statement disclosures regarding these funding arrangements comply with the accounting and disclosures under ASC 470.

        The Company respectfully advises the Staff that as of the first confidential filing on June 28, 2019, the Reorganization of the Company was not
        completed and the Company had not issued ordinary shares or preferred shares except one ordinary share issued to the chief executive officer and another to the founder. Therefore, all the funding from shareholders together with other equity items was presented as one line item "Invested equity"
        of the Consolidated Balance Sheets as of December 31, 2017 and 2018. As of August 14, 2019, the Company has completed the Reorganization and the issuance of ordinary shares and preferred shares, and the Company further expanded the Funding from shareholders into mezzanine equity and additional paid-in capital. The consolidated financial statements were updated and expanded the disclosures to reflect the Reorganization set forth in
        Note 1 (c).

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        The terms and provisions and related financial statement disclosures of the convertible redeemable preferred shares have been disclosed in Note 12 -
        Convertible Redeemable Preferred Shares per the relevant requirements under ASC 480.

        In response to the Staff's comment, the Company has also revised the discussion of Liquidity and Capital Resources in connection with such issuance of preferred shares on page 99 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

1. Nature of Operations and Reorganization, page F-8

    13. In your table of ownership structure, the column heading labeled Percentage of Direct or Indirect Economic Ownership suggests you have equity interest in Beijing Duoke, your VIE. However, Beijing Dake, your wholly owned subsidiary in China, will enter into a series of contractual arrangements with your VIE and its shareholders to convey economics and power to you. Please remove the references to
        "Direct or Indirect" to clarify the contractual nature of your arrangements as opposed to ownership arrangements.

        In response to the Staff's comment, the Company has removed the references to "Direct or Indirect" to clarify the contractual nature of the arrangements on page F-9 of the Revised Draft Registration Statement.

    14. Please include a description of the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. We refer you to ASC 810-10-50-5A.d.

        The Company respectfully advises the Staff that the Company's involvement with the VIE is through the contractual arrangements disclosed in Note
        1. There was no business acquisition took place in the history of the Group and the Reorganization is accounted for in a manner similar to a common control transaction because of the high degree of common ownership, and the fact that the Reorganization is determined lack of economic substance.
        As a result, there are no recognized revenue-producing asset held by the VIE as of December 31, 2017 and 2018. Unrecognized revenue-producing assets held by the VIE include the Internet Content Provision License, tradename of 36Kr, the domain names of 36kr.com, 36Kr mobile application,
        36Kr official account on social networks, customer relationship relating to online advertising and enterprise value-added services, customer lists relating to subscription services and assembled workforce.

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        In response to the Staff's comment, the Company has added the disclosure on page F-16 of the Revised Draft Registration Statement as "The
        Company's involvement with the VIE is through the contractual arrangements disclosed in Note 1. All recognized assets held by the VIE are disclosed in the table above. Unrecognized revenue-producing assets held by the VIE include the Internet Content Provision License, tradename of
        36Kr, the domain names of 36kr.com, 36Kr mobile application, 36Kr official account on social networks, customer relationship relating to online advertising and enterprise value-added services, customer lists relating to subscription services and assembled workforce."

2. Significant Accounting Policies

(h) Short-term investments, page F-20

    15. You disclose a significant amount of Short-term Investments that include investments in Wealth Management Products issued by China
        Merchants Bank, which are redeemable by the Company at a periodic term or any working day. Please include the information required by
        ASC 320-10-50-1A through 3 by major security type. Revise your discussion of liquidity and capital resources on page 90 to expand and clarify the disclosure of these products comprising your short-term investments.

        The Company respectfully advises the Staff that all the wealth management products the Group purchased were all with similar terms and characteristic issued by China Merchants Bank except for different expected yield rates within a narrow range and different maturities dates within one year. All such short-term investments were the same security type in terms of (shared) activity or business sector, vintage, geographic concentration, credit quality and economic characteristic per the required considerations of security type by ASC 320-10-50-1B. Per the requirement of ASC 320-10-50-3 to disclose the maturity grouping, the Company has updated the disclosure on Page F-20 of the Revised Draft Registration
        Statement as "Short-term investments include investments in wealth management products issued by China Merchants Bank, which are redeemable by the Company at a periodic term or any working day within one year" to clarify the maturity category.

        In response to the Staff's comment, the Company has revised the discussion of Liquidity and Capital Resources in connection with the short-term investments on pages 98 and 99 of the Revised Draft Registration Statement.

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(n) Revenue recognition, page F-19

    16. You disclose that you display advertisements such as full screen display, banners, and pop-ups provided by or produced for customers on the
        36Kr Platforms over a particular period of time. You also disclose that under the cost-per-advertisement model, you recognize revenue at a point in time when you posts the advertisements initially as all the economic benefit enjoyed by the customer can be substantially realized at the time the advertisements are initially posted. Please tell us the period of time you typically display these advertisements and how you determined that point in time revenue recognition is appropriate. We refer you to FASB ASC 606-10-25-23 through 25-30.

        The Company respectfully advises the Staff that under the Cost Per Day model, the period of time the Group typically displays the advertisement is a few days within a month. Under the cost-per-advertisement model, the Group writes articles based on the customers' requests, and posts the articles on prominent position of the 36Kr Platforms to help promote the customers' products and enhance their brand awareness. The articles are displayed on the prominent position within a very short period of time, usually within one day, and then it will be replaced by other articles. The articles can only be accessed later by search, otherwise it could not be seen easily. Additionally there is no obligation for the Group to display the articles on prominent position again after the first posting, nor the customers requested for it.

        With respect to the cost-per-advertisement model, the Company considered that its performance obligation was to write and post articles on prominent position of the 36Kr Platform for its customers. The Company does not have any obligations to maintain the articles on prominent position of its platform or to post the article again after the initial posting. The Company determined its obligation to write and post articles should be recognized at a point in time according to ASC 606-10-25-27 through 25-29 as follows:

        (i) the customer could not receive or consume the benefits until the Group posts the articles on its platform. In addition, as the period to display the articles is very short after posting, almost all the economic benefit enjoyed by the customer would be realized at the time the articles are posted;

        (ii) the Group's performance does not create or enhance an asset that the customer controls since the Group controls the articles until the article is posted publicly on 36Kr Platform;

        (iii) the Group's performance does not create an asset with alternative use to the Group; however, according to the contract and the business practices, the Group has the right to payment when the article is posted, but not the right to payment for its performance.

        Therefore, the revenue generated from the cost-per-advertisement model does not satisfy the criteria to be recognized over time, it is satisfied at a point in time per ASC 606-10-25-24.


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      In addition, according to ASC 606-10-25-30, to determine the point in time at which a customer obtains control of a promised asset and the entity satisfies a performance obligation, the entity shall consider the guidance on control of the assets. Before posting the article on the platform, no economic benefit from the article posting service has been transferred to the customer. Upon posting the article at the agreed place on the platform, the customer presently is obliged to the payment. At the same time, the significant risks and rewards of the ownership of the article is transferred to the customer, as the customers will benefit from the promotion through the article or sustain damage and loss from the negative impact from the article, which indicates that the control has been transferred to the customer once the article is posted.

      Therefore, based on the analysis above according to the relevant guidance of ASC 606, the Group considers that point in time revenue recognition of cost-per-advertisement model is appropriate.

  17. You disclose that in certain circumstances, you subcontract some of your services to other third parties. Please tell us in further detail, how you: control and take responsibilities for such services before the services are transferred to the customer; have the right to direct the subcontractors to perform the service and control the goods or assets transferred to its customers; and combine and integrate the separate services provided by subcontractors into the specified marketing or business consulting solutions to its customers. Please also tell us who has control over discretion in establishing prices. We refer you to ASC 606-10-55-39.

      The Company respectfully advises the Staff that in connection with the enterprise value-added services, the Group usually engages certain suppliers to help fulfil some of the services. For instance, if the Group has been contracted for an integrated marketing service with a customer, which usually comprises of providing marketing plan, finding marketing event organization, finding public relations companies as well as the execution of the market plan, and so forth, the Group would perform most of the key services, such as the creation and design of marketing plan, coordination and organization of the events, writing articles and posting on 36Kr Platforms, etc. On top of these, the Group would find suppliers to perform services to execute some parts of the plan, for example, setting up the stage in the field of the event, inviting guests to attend the event, photo and video shooting and advertising on other third party platforms.

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     The Group determines it is the principal that controls the services provided by the suppliers before they are transferred to the customers, since:

          The Group's overall commitment to the customer in the enterprise value-added service arrangement is to transfer a combined integrated marketing or business consulting solution, to which those individual services performed by the suppliers are inputs to the whole arrangement.
          The Group is primarily responsible for fulfilling the promise to provide the integrated services according to the contracts to the customer. For any adverse effect caused by those services performed by the suppliers, the Group, rather than the suppliers, will be held responsible by the customer. The Group controls the services provided by the suppliers before they are transferred to the customers. As the Group creates the overall marketing or business plan, the Group has the ability to direct the use of the services aiming to complete the whole solution and service to deliver to the customer by deciding what kind of services the suppliers to deliver, supervising the whole process, accepting the services provided by the suppliers and asking for remediation when necessary.

          The Group enters into the contract with the customer directly, then enters into contracts with suppliers separately. The Group has the control over discretion in supplier selection and establishing prices, and negotiates with counterparties on its own based on the costs and expected margin of the Group.

          The Group has inventory risk before the specified service has been transferred to a customer as the Group needs to pay the suppliers once their services are accepted by the Group. There are risks that the customer may refuse to pay for such services delivered, which will cause losses to the Group.

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      Therefore, the Group considers it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the specified services transferred per ASC 606-10-55-39.

      In response to the Staff's comment, the Company has updated the disclosure on page F-23 of the Revised Draft Registration Statement as "In certain circumstances, the Group engages third party suppliers to perform part of the aforementioned services in fulfilling its contract obligation. In these cases, the Group controls and takes responsibilities for such services before the services are transferred to the customer. The Group has the right to direct the suppliers to perform the service and control the goods or assets transferred to its customers. In addition, the Group combines and integrates the separate services provided by the suppliers into the specified marketing or business consulting solutions to its customers. Thus, the Group considers it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the specified services transferred."

  18. You offer institutional investor subscription services, a service package to institutional investors, which consists of creating the investor yellow page on 36Kr Platform, publishing articles about the investors and their investees on the 36Kr Platform and priority access to 36Kr's offline activities, etc. Please disclose how such revenue is recognized. We refer you to ASC 606-10-25-23 and 25-27.

      The Company respectfully advises the Staff that the contract of institutional investor subscription services includes multiple performance obligations as disclosed on page F-23, and the Group determines the timing of the revenue recognition based on each distinct performance obligation. For example, the revenue generated from creating the investor yellow page and displaying on 36Kr Platforms is recognized on a straight-line basis over the period of display. The revenue generated from publishing articles about the investors (being the customers of the Group) and their investees on the
      36Kr Platforms or priority access to 36Kr's offline activities are recognized when the articles are published or when the activities are held.

      In response to the Staff's comment, the Company has added the disclosure on page F-24 of the Revised Draft Registration Statement as "The revenue has been recognized over the period when such services are delivered or when the services are rendered based on the transaction price allocated to each performance obligation." per ASC 606-10-25-23 and 25-27.

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  19. You disclose that you distribute content through established overseas and local media companies in setting up overseas and local stations including a variety of major third-party platforms. You also disclose on page 16 that third-party professional content constitutes a meaningful part of your content offerings. Tell us how your channel, third-party platform and third-party content terms and arrangements impact your revenue recognition and are accordingly reflected in your revenue recognition disclosures. In addition, please tell us how you assessed whether you were the principal or agent in your arrangements using third-parties and disclose whether you reported the related revenue on a gross or net basis. We refer you to ASC 606-10-55-36 through 55-40 and 50-12(c).

      The Company respectfully advises the Staff that the third-party platforms the Group refers to are the Group's own official accounts on other social networks, including but not limited to Weibo, Weixin/WeChat, and Toutiao as disclosed on page F-22 of the Revised Draft Registration Statement.
      According to the contracts with such platforms, the Group has the right of use in the official accounts on those third-party platforms, and the Group is responsible for all the content on such accounts. The third-party platforms are principally responsible for background checks when a user opens the account, maintenance of the platform and scrutinizing any fraudulent and illicit content. Opening the accounts and publishing content on the accounts on these platforms are free of charges. Thus, such official accounts of the Group on other third-party social networks are deemed as the same as our own channel and are collectively refer to as "36Kr Platforms" on page F-22 of the Revised Draft Registration Statement. The revenue recognition for the advertising revenues generated from our own channel and on these third-party platforms are the same as disclosed on page F-22 of the Revised
      Draft Registration Statement.

      With respect to the third-party content, the third-party content are only purchased to enrich and enhance the general content and information on 36Kr
      Platforms, such as financial news and industry report. There is no third-party content purchased for any services delivered to the customers. The consideration for the third-party content has been recorded as cost of revenue as analyzed in comment #20 below, and it does not impact the Group's revenue recognition.

      Since the Group's accounts on third party platforms are the same as the Group's own channel and the acquisition of third party content is not for fulfilling a promise to the customers, using these third-party's content will not impact the revenue recognition and trigger the assessment of principal or agent according to ASC 606-10-55-36.

      In response to the Staff's comment, the Company has added the disclosure to clarify on page F-22 of the Revised Draft Registration Statement as
      "The Group has developed capabilities in generating and distributing its own and third-party high-quality content on 36Kr Platforms, there is no third party content for fulfilling a promise to the customers for the years ended December 31, 2017 and 2018."

  20. In addition, tell us how you account for development and acquisition of your content and reference the authoritative GAAP you rely upon for the related accounting and disclosure.

      The Company respectfully advises the Staff that the Group develops their content through its in-house content creation team, and sometimes acquires content from selected third-party professional content providers. The content usually include New Economy-focused industry reports, market updates, columns, interviews and so forth, which are all focused on the latest news and hot topics of New Economy. Those contents are usually read by users within a short period of time after they are published, as they will soon be replaced by other latest news or topics. As to the content provided by third-
      party professional providers, the Group sometimes solicit content contributions from key opinion leaders ("KOL") with in-depth knowledge in New
      Economy sectors to cover some current hot topics when needed and pay them for the content provided.

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          With reference to 350-30-25-3, costs of internally developing, maintaining, or restoring intangible assets that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business or nonprofit activity and related to an entity as a whole, shall be recognized as an expense when incurred. As the content developed internally by the Group has indeterminate lives due to their timeliness, and they are inherent in a continuing business activity, therefore the costs to develop such content of the Group are expensed when incurred.

          According to 350-30-25-4, the costs of acquisition of intangible assets are usually capitalized. However, according to timeliness feature of the
          Group's content, the costs of acquiring the content of the Group are also expensed when incurred as the period for such content to bring economic benefit to the Group are usually very short. For the years ended December 31, 2017 and 2018, the costs of acquisition of the content were immaterial.

          In conclusion, the Group considers it is appropriate to expense the costs incurred by the Group to develop and acquire the content and recognized as
          "cost of revenue" as it is related to the core business activities to generate the revenue for the Group.

General

   21. Please provide us with a copy of the CIC report for our review. Clearly mark the specific language in the report that supports the statements in your prospectus.

          In response to the Staff's comment, the Company encloses as Annex A hereto the industry report dated July 2019 commissioned by the Company and prepared by China Insights Consultancy (the "Industry Report"). The Company also encloses as Annex B hereto the relevant statement of the industry and market data disclosed in the Revised Draft Registration Statement along with their corresponding support from the Industry Report.

   22. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

          In response to the Staff's comment, the Company encloses as Annex C hereto the written materials that were provided to potential investors in reliance on Section 5(d) of the Securities Act.


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  23. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and
      Disclosure Interpretations.

      The Company respectfully submits that it has not prepared any graphical materials or artwork it intends to use in the prospectus as of the date hereof.
      The Company will provide the Staff with copies of such graphical materials or artwork to the extent any such materials are prepared.

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If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Ran Li at +86 10-8567-5013
(ran.li@davispolk.com), or Jihong Liang at +86 136-1122-3950
(liangjihong@36kr.com).

Thank you for your time and attention.

                                                                          Yours
sincerely,

                                                                          /s/
Li He


cc:      Mr. Dagang Feng, Chief Executive Officer
         Ms. Jihong Liang, Chief Financial Officer
         36Kr Holdings Inc.

         Mr. Chris Lin
         Simpson Thacher & Bartlett LLP

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